Stubbs Alderton & Markiles, LLP BUSINESS & TECHNOLOGY LAW
	John Mcllvery
	Partner
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	E-Mail	jmcilvery@biztechlaw.com

August 4, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Web.com, Inc.
Responses to Staff Comments of July 3, 2006 with respect to:

Form 10-K for Fiscal Year Ended August 31, 2005
Filed November 7, 2005
Form 10-Q for the Quarterly Period Ended November 30, 2005
Filed January 9, 2006
Form 8-K Filed May 4, 2006
File No. 0-17932

Ladies and Gentlemen:

On behalf of Web.com, Inc. (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated July 3, 2006 (the “Comment Letter”). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

Form 10-K for the Fiscal Year Ended August 31, 2005

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), page 23

1.
We note that you have excluded discontinued operations in your computation of EBITDA. Tell us how you considered the guidance in Question 14 of Frequently Ask Questions Regarding the Use of Non-GAAP Measure in determining to label this non-GAAP measure EBITDA. Further it appears from your disclosures that EBITDA is presented as a performance measure. Considering this explain how you have considered Question 8 of the FAQ which prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring and Question 10 which prohibits excluding charges that will require cash settlement such as income taxes and interest expense.

Securities and Exchange Commission August 4, 2006 Page 2

The Company has further considered the Staff’s guidance in Question 14 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures with respect to its labeling of the subject non-GAAP measure as EBITDA. In future filings, to the extent the Company uses this non-GAAP measure, the Company will label the measure “Earnings from Continuing Operations Before Interest, Taxes, Depreciation and Amortization” and/or “EBITDA from Continuing Operations.” The Company will continue to define this non-GAAP measure as net income from continuing operations before (i) interest income or expense, (ii) income taxes, and (iii) depreciation and amortization.

The Company presents the non-GAAP measure “EBITDA from Continuing Operations” versus the non-GAAP measure “EBITDA” specifically to exclude income/(loss) from discontinued operations from this important non-GAAP financial measure of operating performance. Income/(loss) from discontinued operations is a recurring item, and will continue to be included in the Company’s Consolidated Statement of Operations for the foreseeable future until final settlement of all remaining liabilities retained by the Company with respect to this discontinued business. However, income/(loss) from discontinued operations relates to the Company’s prior business of manufacturing personal computers, a business that the Company sold in fiscal 2001, but with respect to which it retained substantial liabilities. This discontinued PC manufacturing business is wholly unrelated to the Company’s present web services business, and relates to a business operated approximately five years ago. The Company believes that investors are interested in evaluating the performance of the Company’s present web services business (performance the Company believes can be measured by EBITDA from Continuing Operations), and that such investors are less interested in whether the Company realizes income or loss from the settlement of liabilities from operations that ceased approximately five years ago. Accordingly, the Company has sought to eliminate income/(loss) from discontinued operations from EBITDA, to achieve the non-GAAP performance EBITDA from Continuing Operations, to provide its stockholders and potential investors with a more relevant measure of the current business’ performance.

In future filings, to the extent the Company uses this non-GAAP measure (or any measure that eliminates income/loss from discontinued operations), the Company will include more prominent discussion of its elimination of Income/(loss) from discontinued operations in calculating the non-GAAP measure, including the reasons why management believes elimination of this line item from the non-GAAP measure is most appropriate in evaluating current operating performance.

Securities and Exchange Commission August 4, 2006 Page 3

Consolidated Statements of Operations, page F-2

2.
We note that you do not separately disclose the cost of revenues. We further note that you present network operating cost, sales & marketing, and technical support, and general and administrative expenses exclusive of depreciation. Tell us why you believe your current presentation is appropriate. We refer you to Rule 5-03(b)(2) of Regulation S-X.

The Company respectfully submits that network operating costs, the first cost item in the Consolidated Statement of Operations, includes all costs and expenses applicable to sales and revenue (except for depreciation), and is tantamount to “cost of services” as contemplated by Rule 5-03(b)(2) of Regulation S-X . Accordingly, the Company believes that the current disclosure is appropriate.

With respect to the Staff’s comment concerning depreciation, the Company is following the guidance given under Staff Accounting Bulletin 11-B (Depreciation and Depletion excluded from Cost of Sales) (“SAB 11-B”), which permits depreciation to be excluded from cost of sales if the caption includes “except depreciation shown separately below”.. As the Company has included this portion of the caption and has positioned depreciation expenses in the income statement in a manner that does not result in a figure reporting income before depreciation, the Company believes that its current presentation is permitted based upon the guidance of SAB 11-B. The Company believes that separating non-cash depreciation and amortization can make trends in operating expenses more readily apparent and, when considered with other information, assist investors and other users of the Company’s financial statements who wish to evaluate the Company’s ability to generate future cash flows.

Consolidated Statements of Cash Flows, page F-5

3.
We note in your statements of cash flows that you present aggregating operating, investing, and financing cash flows from discontinued operations into a single line item. If you intend to maintain the presentation of separate cash flow information for discontinued operations, your statements of cash flows should separately disclose cash flows from operating, investing and financing activities related to discontinued operations. Please tell us how you intend to comply with these reporting requirements. Refer to Footnote 10 of SFAS 95.

The Company, in compliance with SFAS 95 and the guidance released by the AICPA SEC Regulations Committee and members of the SEC Staff regarding changes in presentation of discontinued operations in the statement of cash flows, changed its presentation of cash flows in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, to identify cash flows from discontinued operations for each major category and present them separately from cash flows from continuing operations. The Company also provided in the Form 10-Q, financial statement footnote disclosures that explain that the Company’s presentation in the statements of cash flows has been revised. The Company will continue this presentation in its future filings. The guidance was issued subsequent to filing the Form 10-K and the Company will revise the presentation in the next scheduled Form 10-K. Accordingly, the Company respectfully asserts that it already has addressed the Staff’s comments in its periodic filings.

Securities and Exchange Commission August 4, 2006 Page 4

Form 10-Q for the Quarterly Period Ended November 30, 2005

Note 3. Stock-Based Compensation, page 7

4.
We note that the Company estimates the volatility of your common stock based on the implied volatility. Tell us what publicly traded options the Company looked to determine implied volatility. Also, tell us how you considered each of the factors in Question 4 of SAB 107 in determining that use of the implied volatility is appropriate.

The reference to implied volatility was made in error. The Company actually uses the historical volatility of its common stock, by analyzing the historical volatility from daily price observations over a period equal to the expected life of the option. The Company will correctly disclose the use of historical volatility of its common stock in its future filings.

Form 8-K Filed May 4, 2006

5.
We note your presentation of adjusted net income (loss) as a non-GAAP. It appears from your disclosures that adjusted net income (loss) is presented as both a measure of liquidity and a performance measure. Considering this, explain why a reconciliation of adjusted net income (loss) to cash flows is not presented. Further, tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP net income and non-GAAP diluted net income per share):

•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

Securities and Exchange Commission August 4, 2006 Page 5

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

The Company’s intent is to present adjusted net income (loss) as a performance measure, and not as a liquidity measure. For this reason, the Company has reconciled this non-GAAP financial measure to net income (loss), as opposed to cash flows. The Company will revise its disclosure in future filings to clarify this presentation and to remove any statements that refer to adjusted net income (loss) as a liquidity measure or compare this non-GAAP financial measure to cash flows. Accordingly, the Company respectfully asserts that a reconciliation of the non-GAAP financial measure adjusted net income (loss) to cash flows is not necessary in its periodic filings.

The Company has further considered Item 10(e)(1)(i)(C) and (D) of Regulation S-K and the Staff’s guidance in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Measure. In future filings, to the extent the Company uses any non-GAAP financial measure, the Company will provide enhanced disclosure in response to the Staff’s comment, including greater detail with respect to recurring items that are eliminated from any non-GAAP performance measure, substantially as follows:

Use of Non-GAAP Financial Information

The earnings release contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. The Company has provided reconciliations within this earnings release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

Securities and Exchange Commission August 4, 2006 Page 6

Adjusted net income (loss) from continuing operations is presented in the earnings release because management believes that this non-GAAP measure of financial performance provides investors with valuable insight into the Company’s ongoing business and operating results from period-to-period. The Company defines adjusted net income (loss) from continuing operations as net income (loss) from continuing operations excluding (i) provision for income taxes, (ii) interest income or expense, (iii) depreciation, (iv) amortization of intangibles, and (v) stock based compensation. Management uses this non-GAAP financial measure as a primary measure in monitoring and evaluating the Company’s ongoing operating results and trends of its operations. The Company believes that excluding income (loss) from discontinued operations provides a more relevant measure of the Company’s present web services business. The Company’s income (loss) from discontinued operations relates to the Company’s prior business of manufacturing personal computers, which the Company sold in fiscal 2001, and is wholly unrelated to the Company’s present web services business. Management believes the exclusion of stock based compensation provides a more consistent comparison against prior periods, since stock based compensation was not included in net income (loss) for prior fiscal years. Management believes that measuring the performance of the business without regard to interest, taxes and depreciation and amortization can make trends in operating results more readily apparent, and when considered with other information, assist management and investors in evaluating the Company’s ability to generate future earnings.

Adjusted net income (loss) from continuing operations should be considered in addition to, and not as a substitute for, net income or loss or other measures of financial performance reported in accordance with GAAP. Adjusted net income (loss) from continuing operations does not take into account costs of doing business that can be substantial, such as income taxes and interest expense. Adjusted net income (loss) from continuing operations may not be comparable to similarly captioned information reported by other companies.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission August 4, 2006 Page 7

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

Sincerely,

/s/ John McIlvery

John J. McIlvery

cc:	Jeffrey M. Stibel
Gonzalo Troncoso
Jonathan Wilson
Vilma Kokaram
Terry Bowling
Matthew Dredge
V. Joseph Stubbs
Ryan Azlein